SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/21/06

1. NAME OF REPORTING PERSON
Bulldog Schultz Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER

NA____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,877,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.57%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER

NA____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,877,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.57%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

337,800

8. SHARED VOTING POWER
47,300
9. SOLE DISPOSITIVE POWER
1,537,600
____________________________________________________

10. SHARED DISPOSITIVE POWER
339,700
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,877,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.57%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

339,700

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0__________________________________________________________

10. SHARED DISPOSITIVE POWER
339,700

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
339,700
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.99%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Schultz Investment Advisors, Inc.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
0
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0
4. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned on May 23, 2005. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

This statement is also filed on behalf of Schultz Investment
Advisors, Inc.  160 E Grand River Road, Suite B, Williamston, MI
48895. Schultz Investment Advisors, Inc. is a registered investment advisor. Scott T. Schultz is Chairman of Schultz
Investment Advisors, Inc.

During the past 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.

Pursuant to a proceeding by the Securities and Exchange Commision ("SEC"), an Offer of Settlement by Schultz Investment Advisors, Inc. and Scott Schultz (together, "Schultz"), a Consent by Schultz to the entry of an Order as set forth in the Offer, and acceptance by the SEC of the Offer of Settlement, Schultz is subject to an Order, which contains findings that Schultz neither admits nor denies. Please refer to http://www.sec.gov/litigation/admin/33-8650.pdf.

Each of the above are United States citizens or entities.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
Dissolution of Bulldog Schultz Group: Schultz Investment Advisors has sold or relinquished disposition rights on all shares of BIF.
Therefore the Bulldog Schultz Group is dissolved.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the annual report filed on 2/7/2006 there were 11,327,784 shares outstanding as of 11/30/2005. The percentage set forth in this item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 1,877,300 shares of BIF or 16.57% of the outstanding shares.

Schultz Investment Advisors, Inc. has the authority to dispose of 0 shares of BIF.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 1,537,600 shares. Power to vote securities resides solely with Phillip Goldstein for 337,800 shares and jointly for 47,300 shares. Power to dispose of securities resides jointly with Phillip Goldstein and Andrew Dakos for 339,700 shares. Power to vote securities resides solely with Andrew Dakos for 339,700.

Schultz Investment Advisors, Inc. has shared dispositive power over 0 shares of BIF.

c. During the last sixty days the following shares of common stock were traded (unless previously reported):
SCHULTZ INVESTMENT ADVISORS
2/21/06   S 1,847,751 BIF @ 7.6

BULLDOG
2/21/06     B 842300 BIF @ 7.6
            S 2500 BIF @ 7.65
2/22/06     S 48000 BIF @ 7.6518
            B 43600 BIF @ 7.65

d. Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e. NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NONE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/22/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /S/ Andrew Dakos
Name:     Andrew Dakos

Scott T. Schultz
___________________________
Signature
Scott T. Schultz, Chairman, Schultz Investment Advisors, Inc.
__________________________
Name/Title